December 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

Attn: Dietrich A. King, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:                             German American Bancorp, Inc.

Registration Statement on Form S-4 filed on November 23, 2015, as amended by Amendment No. 1 to Registration Statement on Form S-4 filed on December 7, 2015, as amended by Amendment No. 2 to Registration Statement on Form S-4 filed on December 17, 2015

File No. 333-208176

Dear Mr. King:

This letter will serve as our formal request, pursuant to Rule 461 promulgated under the Securities Act of 1933, to accelerate the effectiveness of the above referenced Registration Statement on Form S-4 to 10:00 a.m., Eastern Standard Time, on December 23, 2015, or as soon thereafter as practicable.

German American Bancorp, Inc. (“German American”) acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve German American from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  German American may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder

Mark A. Schroeder
Chairman and Chief Executive Officer